NVAL							| | | | | | | | | | | | | | | | | | | | | | |
Ratio of Earnings to Fixed Charges

	1996	1997	1998	1999	2000	Five months ended June 2, 2001 (a)		Four months ended June 30, 2001 (a)

Fixed charges:
Interest expense	2,338	1,853	5,721	18,306	6,902	805		4,833
Amortization of fees	230	236	407	1,158	881	349		86

	2,568	2,089	6,128	19,464	7,783	1,154		4,919

Earnings:
Pretax income from continuing operations	4,680	9,281	5,451	(17,156)	(14,136)	(331)		(2,205)
Fixed charges	2,568	2,089	6,128	19,464	7,783	1,154		4,919

Total earnings	7,248	11,370	11,579	2,308	(6,353)	823		2,714

Ratio of earnings to fixed charges	2.8	5.4	1.9	0.1 (b)	(0.8)(c)	0.7(d)		0.6 (e)

  Due to our emergence from bankruptcy and implementation of fresh start accounting principles, financial statements for the reorganized company as of June 2, 2001 and for periods subsequent to June 2, 2001 will not be comparable to those of the company for the periods prior to June 2, 2001. Although the Plan became effective on May 31, 2001, for financial reporting purposes the effective date of the Plan is considered to be June 2, 2001. The results of operations for the period from May 31, 2001 through June 2, 2001 were not material. A black line has been drawn to distinguish the reorganized company and the predecessor company prior to emergence from bankruptcy.

  For the fiscal year ended January 1, 2000, earnings were insufficient to cover fixed charges by approximately $17.2 million.  Depreciation and amortization, which are non-cash charges included in earnings, were $18.6 million for the fiscal year ended January 1, 2000.

  For the fiscal year ended December 30, 2000, earnings were insufficient to cover fixed charges by approximately $14.1 million.  Depreciation and amortization, which are non-cash charges included in earnings, were $17.5 million for the fiscal year ended December 30, 2000.

  For the five month period ended  June 2, 2001, earnings were insufficient to cover fixed charges by approximately $0.3 million.  Non-cash charges included in earnings during this period included (1) a $3.9 million charge for receivables and (2) depreciation and amortization totaling $4.8 million.

  For the four month period ended September 29, 2001, earnings were insufficient to cover fixed charges by approximately $2.2 million.  Depreciation and amortization, which are non-cash charges included in earnings, were $6.5 million for the four month period ended  September 29, 2001.